UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Beginning of the production of platform P-66 at Lula Field,
in the Santos Basin pre-salt

Rio de Janeiro, May 17, 2017 – Petróleo Brasileiro S.A. – Petrobras and its
partners in the BM-S-11 Consortium started today the production of oil and natural gas in the area of Lula Sul, at the Santos Basin pre-salt, through platform P-66, first FPSO owned by the consortium and seventh unit of Lula field.

Located around 290 km from the coast of Rio de Janeiro state, at a water depth of 2,150 meters, P-66 has the capacity to process 150 thousand  barrels of oil daily, compress 6 million m3 of gas and was initially interconnected to Lula field through producing well 7-LL-60D.

The Lula Sul system is the first one to start production this year, as provided in the Company's 2017-2021 Business and Management Plan.

This system joins the eleven others already in operation in the Campos and
Santos Basins pre-salt. They are: Piloto de Lula (FPSO Cidade de Angra dos
Reis), Piloto de Sapinhoá (FPSO Cidade de São Paulo), Piloto de Lula Nordeste
(FPSO Cidade de Paraty), Iracema Sul (FPSO Cidade de Mangaratiba), Sapinhoá
Norte (FPSO Cidade de Ilhabela), Iracema Norte (FPSO Cidade de Itaguaí), Lula
Alto (FPSO Cidade de Maricá), Lula Central (FPSO Cidade de Saquarema), Lapa
(FPSO Cidade de Caraguatatuba), and FPSO Cidade de Anchieta and P-58, both in
Parque das Baleias.

Lula field is located at concession BM-S-11 and operated by Petrobras (65%) in partnership with BG E&P Brasil – a subsidiary of Royal Dutch Shell plc (25%) and
Petrogal Brasil (10%).

_________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: May 17, 2017	By:	By: /s/ Ivan de Souza Monteiro
	Name:	By: Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer